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                            May 23, 2022

       Chaohui Chen
       Director and Chief Executive Officer
       uCloudlink Group Inc.
       Unit 2214-Rm1, 22/F, Mira Place Tower A
       132 Nathan Road, Tsim Sha Tsui
       Kowloon, Hong Kong

                                                        Re: uCloudlink Group
Inc.
                                                            Amendment No. 6 to
Registration Statement on Form F-3
                                                            Filed April 29,
2022
                                                            File No. 333-257782

       Dear Mr. Chen:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 12, 2022 letter.

       Amendment No. 6 to Registration Statement on Form F-3

       Cover Page

   1. Provide a description of how cash is transferred through your organization and disclose your intentions to
distribute earnings or settle amounts owed under the VIE agreements on the cover page.
   2. We note your disclosure that you have concluded under accounting guidance that you are the primary beneficiary
of the former VIEs. Please clarify on the cover page that you reached this
determination for accounting purposes.
   3. We note your disclosure that you have been added to the provisional list of Commission
 Chaohui Chen
uCloudlink Group Inc.
May 23, 2022
Page 2
      Identified Issuers. Please clarify that the company will be added to the conclusive list or explain why you believe this to be incorrect.
Our Company, page 4

4. We note your response to our prior comments 1 and 2. In addition to the cover page disclosure, please include an expanded discussion of how the Holding Foreign Companies
      Accountable Act and related regulations will affect your company in the prospectus summary as well.
Our Holding Company Structure and Contractual Arrangements with the Former Variable
Interest Entities, page 8

5. Remove the arrowheads from the chart illustrating your corporate structure and contractual arrangements with the former VIEs, as these imply ownership and control.
Summary of Risk Factors, page 12

6. We are unable to find responsive disclosure with respect to our prior comment 3. Provide specific cross-references to your detailed discussion of risks facing the company and the offering.
       Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameChaohui Chen
                                                             Division of
Corporation Finance
Comapany NameuCloudlink Group Inc.
                                                             Office of
Technology
May 23, 2022 Page 2
cc:       Shu Du
FirstName LastName